SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2020

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes       No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	Eni Shareholders approve 2019 Financial Statements and appoints the Company Officers at Annual Meeting, May 13, 2020;
•	Eni's Board of Directors appoints Claudio Descalzi as Chief Executive Officer and appoints the members of the Board committees, May 14, 2020;
•	Ordinary Shareholders’ Meeting Resolutions, May 15, 2020;
•	Eni: amendments to 2020 financial calendar, May 18, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Vanessa Siscaro
Name:	Vanessa Siscaro
Title:	Head of Corporate
Secretary’s Staff Office

Date: May 31, 2020

Eni Shareholders approve 2019 Financial Statements and appoints the Company Officers at Annual Meeting

•	2019 net profit, €2.97 billion
•	Total dividend per share of €0.86
•	Appointment of the Directors and the Statutory Auditors
•	Approval of the Long-Term Incentive Plan 2020-2022
•	Approval of the remuneration policy and resolution in favour of the remuneration paid
•	Cancellation of shares

Rome, 13 May 2020 – The Ordinary and Extraordinary Meeting of Eni’s Shareholders, held today, resolved the following:

(ordinary part)

♦	to approve the financial statements at December 31, 2019 of Eni S.p.A. which report a net profit amounting to 2,977,726,123.99 euro;
♦	to allocate the net profit for the period of 2,977,726,123.99 euro, of which 1,435,896,390.07 euro remains following the distribution of the 2019 interim dividend of 0.43 euro per share, resolved by the Board of Directors on September 19, 2019, as follows:
•	the amount of 856,000 euro to the reserve required by Article 6, paragraph 2 of Legislative Decree No. 38 of February 28, 2005;
•	to Shareholders in the form of a dividend of 0.43 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2019 of 0.43 euro per share to the extent of remaining net profit and drawing on the available reserve where necessary. The total dividend per share for financial year 2019 therefore amounts to 0.86 euro per share;
•	the payment of the balance of the 2019 dividend in the amount of 0.43 euro, payable on May 20, 2020, with an ex-dividend date of May 18, 2020 and a record date of May 19, 2020;

♦	to set the number of the Directors at nine, set the term of the office of the Directors and of the Chairman of the Board so appointed to three financial years, with this term expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2022 financial statements and appoint the Board of Directors and the Chairman of the Board. The Directors are:
-	Lucia Calvosa, Chairwoman(1)*;
-	Claudio Descalzi, Director(1);
-	Ada Lucia De Cesaris, Director(1)*;
-	Filippo Giansante, Director (1);
-	Pietro Angelo Mario Antonio Guindani, Director (2)*;
-	Karina Audrey Litvack, Director(2)*;
-	Emanuele Piccinno, Director (1);
-	Nathalie Tocci, Director (1)*;
-	Raphael Louis L. Vermeir, Director (2)*;
♦	to set the annual remuneration of the Chairwoman of the Board and of the others Directors at 90,000 euro and 80,000 euro pre-tax, respectively;
♦	to appoint the Statutory Auditors and the Chairman of the Board of Statutory Auditors. The term of office of the Board of Statutory Auditors and of the Chairman of the Board of Statutory Auditors is three financial years, expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2022 financial statements. The Statutory Auditors are:
-	Rosalba Casiraghi, Chairwoman(2)*;
-	Enrico Maria Bignami, Effective Auditor(2)*;
-	Giovanna Ceribelli, Effective Auditor (1)*;
-	Mario Notari, Effective Auditor (1)*;
-	Marco Seracini, Effective Auditor (1)*;
-	Roberto Maglio, Alternate Auditor (1)*;
-	Claudia Mezzabotta, Alternate Auditor (2)*;
♦	to set the Chairwoman of the Board of Statutory Auditors’ annual remuneration and of the effective Statutory Auditors at 85,000 euro and 75,000 euro pre-tax, respectively;
♦	pursuant to and for the purposes of Article 114-bis of the Consolidated Law on Financial Intermediation and of Art. 2357- ter of the Italian Civil Code:
-	to approve the Long-Term Incentive Plan 2020-2022, under the terms and conditions set forth in the Informative Document made available along with the Explanatory Report of the Board of Directors to the Shareholders’ Meeting, granting the Board of Directors all the powers needed to implement the Plan.

-	to authorize the Board to dispose of up to 20 million treasury shares to serve the implementation of the Plan;

(extraordinary part)

-	to cancel 28,590,482 treasury shares with no par value without changing the amount of the share capital and reducing the related reserve by the amount of €399,999,994.58 (equal to the carrying value of the cancelled shares) and related amendment of Article 5.1 of the By-laws.

In addition Eni’s Shareholders Meeting approved the first section and resolved in favour of the second section of the Report on remuneration policy and remuneration paid pursuant to Article 123-ter of the Legislative Decree 58/98.

Finally, the Shareholders' Meeting rejected the proposed liability action presented by any shareholders.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

Pursuant to the provisions of Article IA.2.6.7, paragraph 3 last line, of the Instructions to the Regulation of Markets organized and managed by Borsa Italiana SpA at the present date Claudio Descalzi holds 68,755 Eni shares, Marco Seracini holds 1,000 Eni shares.

Notes

(1)       Drawn from the slate of candidates presented by the shareholder Ministry of Economy and Finance, owning, directly, the 4.34% of the Eni S.p.A. share capital, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting.

(2)       Drawn from the slate of candidates presented by a group of shareholders composed of asset management companies and other Institutional Investors, owning, jointly, approximately the 1.34% of the Eni S.p.A. share capital, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.

(*) Candidate who declared to hold the independence requirements provided by the law (Articles 147- ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance), as cited in the By-Laws.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni's Board of Directors appoints Claudio Descalzi as Chief Executive Officer and appoints the members of the Board committees

Rome, May 14, 2020 – Eni’s Board of Directors1 today appointed Claudio Descalzi as Chief Executive Officer and General Manager. In this role he will be responsible for the management of the company, with the exception of specific responsibilities that are reserved for the Board of Directors and those that are not to be delegated according to the current legislation.

The Board also confirmed the central role of the Chairwoman, Lucia Calvosa, in internal controls assigning her, specifically, tasks assigned to previous Chairwoman including management of the relationship of the Head of Internal Audit with the Board of Directors. In addition, the Chairwoman will carry out her statutory functions as legal representative managing, in particular, institutional relationships in Italy, together with the CEO. The Board also delegated to the Chairwoman powers, provided for by the By-laws, to identify and promote integrated projects and international agreements with strategic importance together with the CEO.

The Board also ascertained, on the basis of the declarations released by the Directors and of the information available to the Company, that all Directors have the integrity requirements required by current law, that causes for their ineligibility and incompatibility do not exist as required by current law and that the Chairwoman Lucia Calvosa and the Directors Ada Lucia De Cesaris, Pietro A. Guindani, Karina A. Litvack, Emanuele Piccinno, Nathalie Tocci and Raphael Louis L. Vermeir have the independence requirements set by law, as quoted by Eni’s By-laws.

1 The Shareholders’ Meeting of 13 May 2020 appointed the Board of Directors, on the basis of the slate presented by the shareholder Ministry of Economy and Finance, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting, equal to 84.155656%, and of the slate presented by a group of shareholders composed of asset management companies and other Institutional Investors, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.

Also the Directors De Cesaris, Guindani, Litvack, Tocci and Vermeir have been considered independent by the Board pursuant to the criteria and parameters recommended by the Corporate Governance Code. The Chairwoman Calvosa, in compliance with the Corporate Governance Code, cannot be considered independent being a significant representative of the Company. For the purposes of the independence assessment, criteria described in the Corporate Governance and Shareholding Structure Report 2019 have been confirmed.

The Board of Statutory Auditors[2] ascertained the correct application of the assessment criteria and procedures adopted by the Board of Directors to evaluate the independence of its members.

The Board of Directors has also appointed the following Committees:

-	Control and Risk Committee: Pietro Guindani as Chairman and Directors Raphael Vermeir, Ada Lucia De Cesaris and Nathalie Tocci as members, all non-executive and independent; Directors Pietro Guindani and Raphael Vermeir have experience in the area of accounting and finance or risk management, as requested by the Corporate Governance Code;
-	Remuneration Committee: Nathalie Tocci as Chairman and Directors Karina Litvack and Raphael Vermeir as members, all non-executive and independent; all members have the knowledge and experience in finance or remuneration policies required by the Corporate Governance Code;
-	Nomination Committee: Ada Lucia De Cesaris as Chairman and Directors Pietro Guindani and Emanuele Piccinno as members, all non-executive and the majority independent;
-	Sustainability and Scenarios Committee: Karina Litvack as Chairman and Directors Raphael Vermeir, Nathalie Tocci, Filippo Giansante and Emanuele Piccinno as members, all non-executive and the majority independent.

Finally the Board established, based on the assessments made by the Board of Statutory Auditors, that the Statutory Auditors met the requirements of professionalism and integrity as set out by the Ministerial Decree no. 162 of March 30, 2000, as specified by art. 28.1 of the By-laws, as well as the independence requirements as set by law, and has taken note, based on the information provided by the Board of Statutory Auditors that the Statutory Auditors met the independence requirements provided by the Corporate Governance Code, the qualification as "financial expert" under the US regulations applicable to the Board of Statutory Auditors as “audit committee” because of the listing of Eni in the US market, and the competence requirements, for the body as a whole, pursuant to art. 19, paragraph 3, of Legislative Decree 39/2010.

2 The Shareholders’ Meeting of 13 May 2020 appointed the Board of Statutory Auditors, on the basis of the slate presented by the shareholder Ministry of Economy and Finance, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting, equal to 90.837754%, and of the slate presented by a group of shareholders composed of asset management companies and other Institutional Investors, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821
ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni S.p.A.

Registered Office: Rome, Piazzale Enrico Mattei, 1 – Italy

Company Share capital euro 4,005,358,876.00 fully paid up

Rome Companies Register – Tax Identification Number 00484960588

VAT Number 00905811006, R.E.A. Rome No. 756453

Ordinary and Extraordinary Shareholders’ Meeting Resolutions

Eni S.p.A. Ordinary and Extraordinary Shareholders’ Meeting held on May 13, 2020 resolved:

(ordinary part)

♦	to approve the financial statements at December 31, 2019 of Eni S.p.A. which report a net profit amounting to 2,977,726,123.99 euro;
♦	to allocate the net profit for the period of 2,977,726,123.99 euro, of which 1,435,896,390.07 euro remains following the distribution of the 2019 interim dividend of 0.43 euro per share, resolved by the Board of Directors on September 19, 2019, as follows:
•	the amount of 856,000 euro to the reserve required by Article 6, paragraph 2 of Legislative Decree No. 38 of February 28, 2005;
•	to Shareholders in the form of a dividend of 0.43 euro per share owned and outstanding at the ex-dividend date, excluding treasury shares on that date, and completing payment of the interim dividend for the financial year 2019 of 0.43 euro per share to the extent of remaining net profit and drawing on the available reserve where necessary. The total dividend per share for financial year 2019 therefore amounts to 0.86 euro per share;
•	the payment of the balance of the 2019 dividend in the amount of 0.43 euro, payable on May 20, 2020, with an ex-dividend date of May 18, 2020 and a record date of May 19, 2020;
♦	to set the number of the Directors at nine, set the term of the office of the Directors and of the Chairman of the Board so appointed to three financial years, with this term expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2022 financial statements and appoint the Board of Directors and the Chairman of the Board. The Directors are:
-	Lucia Calvosa, Chairwoman(1)*;
-	Claudio Descalzi, Director(1);
-	Ada Lucia De Cesaris, Director(1)*;
-	Filippo Giansante, Director (1);
-	Pietro Angelo Mario Antonio Guindani, Director (2)*;
-	Karina Audrey Litvack, Director(2)*;
-	Emanuele Piccinno, Director (1);
-	Nathalie Tocci, Director (1)*;
-	Raphael Louis L. Vermeir, Director (2)*;
♦	to set the annual remuneration of the Chairwoman of the Board and of the others Directors at 90,000 euro and 80,000 euro pre-tax, respectively;
♦	to appoint the Statutory Auditors and the Chairman of the Board of Statutory Auditors. The term of office of the Board of Statutory Auditors and of the Chairman of the Board of Statutory Auditors is three financial years, expiring on the date of the Shareholders’ Meeting convened to approve Eni S.p.A. 2022 financial statements. The Statutory Auditors are:
-	Rosalba Casiraghi, Chairwoman(2)*;
-	Enrico Maria Bignami, Effective Auditor(2)*;
-	Giovanna Ceribelli, Effective Auditor (1)*;
-	Mario Notari, Effective Auditor (1)*;
-	Marco Seracini, Effective Auditor (1)*;
-	Roberto Maglio, Alternate Auditor (1)*;
-	Claudia Mezzabotta, Alternate Auditor (2)*;
♦	to set the Chairwoman of the Board of Statutory Auditors’ annual remuneration and of the effective Statutory Auditors at 85,000 euro and 75,000 euro pre-tax, respectively;
♦	pursuant to and for the purposes of Article 114-bis of the Consolidated Law on Financial Intermediation and of Art. 2357- ter of the Italian Civil Code:
-	to approve the Long-Term Incentive Plan 2020-2022, under the terms and conditions set forth in the Informative Document made available along with the Explanatory Report of the Board of Directors to the Shareholders’ Meeting, granting the Board of Directors all the powers needed to implement the Plan.
-	to authorize the Board to dispose of up to 20 million treasury shares to serve the implementation of the Plan;

(extraordinary part)

-	to cancel 28,590,482 treasury shares with no par value without changing the amount of the share capital and reducing the related reserve by the amount of €399,999,994.58 (equal to the carrying value of the cancelled shares) and related amendment of Article 5.1 of the By-laws.

In addition Eni’s Shareholders Meeting approved the first section and resolved in favour of the second section of the Report on remuneration policy and remuneration paid pursuant to Article 123-ter of the Legislative Decree 58/98.

Finally, the Shareholders' Meeting rejected the proposed liability action presented by any shareholders.

The curricula of the Directors and Statutory Auditors appointed are available on www.eni.com.

Documents to be distributed

Eni’s Annual Report 2019 (italian edition) including the financial statements of the parent company at December 31, 2019, approved by the Shareholders’ Meeting, the consolidated financial statements at December 31, 2019, the management’s report- which includes a section on the consolidated non financial statement drafted pursuant to Legislative Decree 254/2016 (transposing Directive 2014/95/EU) - the certification pursuant to article 154-bis, paragraph 5, of Legislative Decree 58⁄1998, the report of the statutory auditors and the report of the external auditors is available at the company’s registered office in Rome, Piazzale Enrico Mattei, 1, at Borsa Italiana S.p.A. (italian stock exchange) and at the centralized storage device authorised by Consob called “1info” – which can be consulted on the website www.1info.it. The documentation may be consulted at the registered office only if so permitted by applicable regulations.

The minutes of the Meeting will be available under law provisions.

The Report on corporate governance and shareholding structure and the Remuneration report are also available at Eni S.p.A. registered office, Borsa Italiana S.p.A. (Italian Stock Exchange) and at the centralized storage device authorised by Consob called “1info” – which can be consulted on the website www.1info.it.

The above-mentioned documents are also available free of charge on the Company website (www.eni.com) and may be requested by e-mail at segreteriasocietaria.azionisti@eni.com or by calling the Toll-Free number 800940924 for calls from Italy and 80011223456 for calls from outside Italy, after dialling the international access code.

Payment of Year 2019 final Dividend

Eni S.p.A. Shareholders’ Meeting resolved to pay 2019 final dividends on May 20, 2020, coupon No. 34, being the ex-dividend date May 18, 2020 and the record date May 19, 2020. Dividends are not entitled to tax credit and, depending on the receiver, are subject to a withholding tax on distribution or are partially cumulated to the receiver’s taxable income.

In order to exercise the rights incorporated in the shares owned, Shareholders holding shares not yet in dematerialized form shall first deliver these shares to an authorized intermediary, who will have them dematerialized in the Central Depository System.

The payment of dividends to Beneficial Owners of ADRs, each of them representing two Eni shares, listed on the New York Stock Exchange, will be executed through Citibank N.A.

(1) Drawn from the slate of candidates presented by the shareholder Ministry of Economy and Finance, owning, directly, the 4.34% of the Eni S.p.A. share capital, voted by the majority of the shareholders who have participated in the Shareholders’ Meeting.

(2) Drawn from the slate of candidates presented by a group of shareholders composed of asset management companies and other Institutional Investors, owning, jointly, approximately the 1.34% of the Eni S.p.A. share capital, voted by the minority of the shareholders who have participated in the Shareholders’ Meeting.

(*) Candidate who declared to hold the independence requirements provided by the law (Articles 147-ter, paragraph 4 and 148, paragraph 3 of the Consolidated Law on Finance) and Article 3 of the Corporate Governance Code for listed companies.

Eni: amendments to 2020 financial calendar

Rome, 18 May 2020 – Eni announces the following amendment to the financial calendar published on 30 January 2020: the meeting of the Board of Directors convened to analyse the second quarter 2020 results and interim financial report as at June 30, 2020 and the interim dividend announcement for the financial year 2020, which was scheduled for 30 July 2020, has been anticipated to 29 July 2020.

The related press release and the conference call scheduled for 31 July 2020, have been anticipated to 30 July 2020.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): +800 11 22 34 56
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com